DataMirror, IDC Offer Practical, Actionable Advice for Defeating Downtime

Complimentary Webinar on December 12th Illustrates the Value of Resiliency in the

Real-time Enterprise

TORONTO, CANADA - December 5th, 2002 – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of integration and resiliency solutions, and IDC will share timely, thought-provoking insight into the importance of high availability and resiliency solutions within the Real-time Enterprise. On December 12th, 2002 at 12:00 p.m. EST, DataMirror and IDC executives will hold a complimentary Webinar to discuss the business case for data resiliency and provide guidance on how to best guard against and defeat system downtime, which can jeopardize key relationships and deflate market share. CEOs, CIOs, systems managers and database administrators are invited to learn about the strategies and best practices that protect critical information and create a zero-latency enterprise.

DataMirror’s Glen Sakuth, Director of Development, and Carl Olofson, Research Director, IDC, will lead the Webinar, while Dave Kelly of eBizQ.net will moderate. Interested participants can register for this Webinar at http://www.ebizq.net/expoq/events/event20.html.

For over ten years, DataMirror has educated organizations on the value of the real-time enterprise. The company’s LiveResiliency™ solutions mirror critical data in real-time, ensuring the availability of essential business systems and enabling resistance to downtime, whether planned or unplanned.

DataMirror also delivers LiveBusiness™ solutions that let customers integrate, protect and monitor data across their enterprises.  DataMirror’s comprehensive real-time business solutions unlock the experience of now™ by providing the instant data access, integration and availability companies demand today across all computers in their business.

For more information, please visit www.datamirror.com, email info@datamirror.com, or call

1-800-362-5955. For all media enquiries, please contact Sarah Haag by email at shaag@brodeur.com or call 617-585-2780.

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Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness, LiveResiliency and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.